Filed by ProCap Financial, Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Columbus Circle Capital Corp. I

Commission File No.: 001-42653

Date: November 20th, 2025

On November 20th, Anthony Pompliano, the Chief Executive Officer of ProCap BTC, LLC and ProCap Financial, Inc., which are parties to a previously disclosed Business Combination Agreement, dated as of June 23, 2025, with Columbus Circle Capital Corp. I, ProCap Financial, Inc., and ProCap BTC, LLC, among other parties, through his social media accounts, shared the following posts on YouTube, Substack, Apple Podcasts and Spotify:

TRANSCRIPT: Max Vol Episode 11/20

Platform: YouTube, Spotify, Apple Podcasts

Featuring: Anthony Pompliano & Jeff Park

Anthony Pompliano: We know there’s a lot of bad news. We know sentiment is, you know, kind of in the toilet and people are very uh worried. Is there anything you point to that’s like, hey, this is actually giving me some hope.

Jeff Park: One area of hope is that it shows Bitcoin has shown still a little more resiliency and in intraday price move I can tell away from other risk assets. The question is like what’s a black swan event for Bitcoin upside? A black swan event for Bitcoin upside.

AP: What’s going on guys? Today we got a great episode with Jeff Park. Jeff is a partner and chief investment officer at Procap BTC. In this conversation, we talk about Bitcoin. Why is the price going down? Are we headed toward a bare market? What would actually be the actual positive thing if Bitcoin’s price ended up a little bit negative on the year? What would it take for Bitcoin to go right back to 125, 130, 140, 150? And also, how are we thinking about things like the geopolitical situation, Japan, China, and elsewhere around the world? All that much more in this week’s conversation with Jeff Park.

All right, Jeff. The price of Bitcoin is down. People are very worried. Are you worried? And what do you think’s going on?

JP: Well, it’s definitely a little nerving. I think we was maybe two or three weeks ago when we first talked about maybe having to reset expectations for price action to expect after the incredible liquidation event on October 10th. Uh the truth of the matter is I still believe there is a lot of unknowns for the risk sentiment since that event. I do believe October 10th was pretty cataclysmic in the psychological effects it’s had on retail investors, but also general um long-term perspectives on what it really means to have an institutional crypto marketplace that otherwise might not be functioning the way people had hoped it to be. Um so these are, you know, big questions philosophically that still remain open-ended. Um, and every now and then you still hear about market makers that potentially still may be insolvent that uh could come unearthed that is preventing risk-taking from happening. So, I think we’re still living through it and I think uh this week more than uh others prior has shown you um what crypto really can be at times, which is that it’s a trend asset, right? I think we’ve talked about before. I don’t tell people that Bitcoin is a value asset at some level because value means you buy low and sell high, but Bitcoin is not a buy low, sell high asset. It’s a buy high and sell higher asset, which means you have to buy it in the momentum when there’s a breakout. and trend signal breakouts is exactly how the market moves. When you saw the gap through the 100k floor, I think many then would have anticipated that we are going to be in a bear market trajectory. We are now of course seeing that in the 90k range. I think last night it even dipped below 90k. Um and so we’re full swing in that mode of uh of either disappointing panic or uncertainty to come. Um, at the same time, look, anyone who’s lived through these cycles know this is part of their right of passage. And so eventually, there will be new buyers and sellers coming at the marginal price in which they deem the price of Bitcoin to be attractive for risk-taking. At the same time, we have to be patient and realize that we’re right now in this period of great uncertainty, not just in crypto, but global macro at large. And then I’m reminded of a of a of a famous well-known mantra in the trading community, which is, you know, being wrong is acceptable, but staying wrong is totally unacceptable. And that’s what we’re now seeing at $90K, where people are thinking about rechanging their appetite for portfolio allocations towards potentially waiting for better entries for Bitcoin. And those things can actually catch a life of its own. And now you see some folks out there who are gunning for as low as $75K. And it’s because you have the sentiment in which you want to be mentally uh agile and intellectually flexible and recognizing again the core statement that I started with which is that Bitcoin at the is is a trend asset at heart.

AP: Now uh one of the things I’ve been trying to pay attention to is I usually think all the technical analysis all that stuff is like a game I don’t understand. I I you know pay attention to what people are saying but I don’t put a lot of credence because I’m not making decisions based on that stuff. Uh but the CME gap was something that I saw a lot of people talking about and we went and we touched it and it seems like now Bitcoin is at least you know kind of flat to slightly up. Do you put a lot of uh you know kind of importance on these types of more structural or technical analysis type uh things when looking at how Bitcoin trades?

JP: Yes, I think because it’s such a technical market, it’s absolutely key that looking at the micro structure is one of the levers in how you can anticipate at least short-term price actions. I make the distinction of knowing short-term price actions versus long-term um price actions that can be accrued from otherwise trend building uh or mean reversion that is happening. But at the end, leverage drives crypto price and so futures drives uh crypto price and perpetual futures drive crypto price. And that’s why people look at open interest. It’s why people look at different liquidation levels across the perks. And what you have seen consistently more so than the CME breakouts is that there hasn’t really been interest in levered long exposure since October. Again, it goes back to there is there’s not a risk chasing appetite left in the crypto community, especially amongst the retail professional DGEN community as you would call it, that would actually trade these um open interest on per. And so when you don’t see that lever long stepping in, but you still do see a lot of the lever shorts kicking in, that imbalance does cause, I think, different kind of gravitational pools towards where, you know, there’s liquidity gaps, right? Because these perps are always liquidated when they’re hit because of the fact that it’s meant to be like a tactical positioning. And so the fact that there isn’t anyone stepping in to take lever long gives the shorts more ammo to continue to sell into that pressure. And it’s now been consistently observed. we haven’t seen that bid come in and if there’s no bid I I mean I think we just have to expect the price will generally trend a little bit lower now to the point about institutionalizing capital coming in I think is the bid right so that’s why people focus on the ETF flows which obviously has been negative um it’s why people have cared about what’s going on corporate treasuries um and it is why people care about kind of structured products adoption at large in Wall Street that can bring different kinds of Bitcoin adjacent flows uh and so I think those are the the signals to watch because you do want to get a sense for where the next bid will come in and it’ll probably come from that uh apparatus. My instinct is that there are folks who still want Bitcoin exposure, but they may have been waiting on the sideline as always to dip their toes in. And it’s always a little bit easier when you’re able to do it at levels where you know that um it affords you a higher degree of margin for safety. And the truth is the ETFs have actually been the most resilient holders. If you look at year date flows across the Bitcoin ETFs, the net inflows versus outflows is absolutely heroic to these being long-term diamond hands. So I think the next upcycle we’ll get will be at the benefit of these institutional capital that aren’t taking leverage. They’re taking multi-year views. Uh and for that we need a little bit of a macro reset as well because those investors are not looking at Bitcoin versus you know cash ETH Solana they’re looking at Bitcoin versus gold and Nvidia and uh JGB bonds and whatever else in that mix of global macro allocations.

AP: You uh were at Harvard for a while um recently came out that their largest position is in Bitcoin. Um, I do think that there’s some talk about maybe it’s not just like a spot position and it may be that they’re actually using Bitcoin in some sort of short-term trade or something. It just describe a little bit as like how these endowments invest and like should people put a lot of uh importance and credence on the Harvard uh revelation or is there maybe more to the story that people aren’t quite wrapping their head around? Sure. Sure. So Harvard’s a fascinating endowment because the investment model has changed a variety of times across the tenure of the types of CIO’s they’ve had. Um, when I used to be at the Harvard Endowment, it was a very dynamic organization where you might almost call it a millennium style pod model internally uh that happens to be running a giant balance sheet um where there were active risk trading that was happening with SMA structure types uh and capital efficiencies to be had. I believe the version that is existing now uh under NARV’s leadership is more uh um conventionally typical of like the Yale endowment model which is allocating capital to third party funds to take risk. So less um internal balance sheet risk-taking. But for those portions that they do, my understanding is that they’re um fairly tactical and specific about uh exposures that they think are high sharp ratio or otherwise portfolio tilts towards asset allocation that they think the beta is more worthwhile than the seeking of alpha. Bitcoin could fit into that paradigm, right? It probably doesn’t pay a lot to um seek alpha for Bitcoin if you think the underlying core beta of Bitcoin is what you’re looking for. At the same time, um it’s a great relative value trade if you could do the long spot versus short futures. And that historically is the trade that the pensions did on their balance sheet. Um I don’t know specifically for Harvard’s, but my guess is that would be the same because it is the kind of um risk-free yield that sometimes exists in cryp crypto episodically where you can take Bitcoin risk in a different direction. That being said, I should also mention Harvard was an early investor in crypto. Uh they sought it mostly through venture fund exposures, but they’ve been in the arena now for almost 10 years. So, they know what they’re doing. Um they’re clever about a lot of different ways to access alpha. Uh, and nonetheless, it is still shocking to see that it is the number one line item because regardless of whether that’s directionally long or it’s market neutral, what that shows you is there’s great volume and great liquidity and depth to the market that for a $55 billion endowment. This could actually show up as their top holdings and not cause any issue about liquidity concerns or um things of that nature that I don’t know 5 years ago you wouldn’t have thought it’s possible.

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AP: Well, I also think that in the market you now have many different types of players, right? And everyone is optimizing for something different at times. So you have retail, you now have the institutions in terms of like hedge funds and traders and kind of like true asset managers. Then you’ve got what I would consider more like the black rocks of the world who are doing like uh passive ETF structures. You’ve got the endowments who may be doing you certain balance sheet things. You have countries that we’ve seen come out and say they’re buying the ETFs. You have the corporate treasuries. Like there’s a lot of ways to play this market now. And I wonder how much of optionality is fragmenting capital and energy away from spot. And it’s not a perfect analysis because you know if you put a dollar in strategy does that dollar go into Bitcoin? And well, it may not be 100 cents on the dollar, but there’s some portion of it that ends up there. Uh, if somebody buys the ETF, technically, you know, uh, as close to, you know, 99.9% of it or whatever is going into the uh, spot bitcoin, but it does feel like just maybe optionality has changed the market dynamic in a way that we haven’t had, you know, pre the ETFs.

JP: Yeah, I think there’s definitely more choice available and more choice means different kind of risk segmentations, different kinds of duration segmentations, different kinds of asset liability segmentations. So all of those in a way um have different spot beta relative to of course the underlying coin exposure. Um at the same time I think uh it it creates an awareness that it’s just a very dynamic market where the pin risks for different people’s exposures are going to mature into a way that institutions can understand better than historically what crypto used to monitor. So again, like before these fancier products existed, all you could really get insight from trading crypto was looking at exchange volume and the derivatives market and looking at kind of the variety and characteristics of on-chain footprints. And those are kind of the big decision nodes that people would have. But now you do have other decision nodes that are big players. So for example, strategy does now have a variety of different credit instruments. these credit instruments that are correlated to its Bitcoin acquisition strategies depending on its price which has coupons associated with it that has implications for the common stock and the flywheel of Micro Strategy’s Bitcoin accumulation engine at this point where volume is not as high right now is probably more significant than any other things that is happening. When Saylor announced last week he acquired close to $900 million in Bitcoin, which is one of the bigger purchases in recent memory, that is still the most dominant news flow in my opinion as to whether there’s a physical bid that’s real or not in the marketplace. So yes, it looks different, but ultimately it does channel down into people who want Bitcoin exposure and Bitcoin risk and that does have to come from somewhere and it usually means that there is somebody buying Bitcoin on the other side of it. Now, what are the areas of optimism? So, we’ve seen some whales start to step in and buy a little bit around 89 90K. Are there other things you’re looking at where you’re like, “Okay, we know there’s a lot of bad news. We know sentiment is, you know, kind of in the toilet and people are very uh worried.” Is there anything you point to that’s like, “Hey, this is actually giving me some hope.”

JP: One area of hope is that it shows Bitcoin has shown still a little more resiliency in intraday price move I can tell away from other risk assets. So there’s the possibility that in the equity market selloff we might experience in the quote unquote AI bubble that Bitcoin could still be indifferent to that outcome. Right? So if we have Palantir come down 40% from here, which is possible, it’s it’s not likely to me that is going to be a correlated event with Bitcoin coming down 40% at this point in the cycle. And so once these correlations break for either lead lag reasons that Bitcoin’s ahead or behind, it gives institutions a little bit more um of an excuse if you will or uh a desire on the optimistic side to buy Bitcoin because it just behaves differently in the portfolio. So the no most important thing for the institutional cycle of adoption for Bitcoin is that it needs to behave differently. It needs to behave differently than your equity book. It needs to behave a little bit differently than gold. And as long as that concept of some orthogonality exists, then there’s a desire for it to be a part of somebody’s portfolio. And so, look, it’s bad because, you know, it’s not up as much as gold or it’s not, you know, as volatile as Nvidia, but at the end of the day, these things are differentiated characteristics. And I think that means the long-term bid and the and the tail for that is is ideally higher. So, that’s I think something we could be optimistic about. And the other um thing I would just mention is uh you know, Bitcoin came down like $35,000 or so in 40 days. If that happens, it means that Bitcoin can also go up $35,000 in 20 days. It’s that that’s the kind of asset that Bitcoin is. And so a sentiment change can be pretty quick and that can be really more of a catalyst if we thought that it was differentiated exposure. this draw down from uh is about 30% or so, which historically has been about 30% draw downs multiple times in a bull market. Um I think there’s a lot of folks who look and they say, “Hey, October 6th was the top. You know, that’s kind of the four-year cycle.” When would you think the four-year cycle thesis is invalidated? Is it just like we go back to a new all-time high uh before we revisit, you know, kind of lower than 90 uh or 89,000 or like what would be the trigger point where you’re like, “Okay, we now have like definitive agreement. Four year cycle’s over.” Yeah. Well, in my mind, the three-year cycle a four-year cycle is is is almost almost definitively over if you consider the fact that what it was based off of historically, which is the happening is just irrelevant from the additional marginal demand that comes from other channels that have opened up. So like logically and fundamentally the four-year cycle should no longer exist and a new cycle should emerge that is more in sync with uh institutional risk capital appetite. Now the reason it could still exist and I have some room for it uh is that there is still a big group of investors that believe it should exist and that group tends to have also been the earliest adopters and they have these characteristics that almost feel like the occult where they have prophecies and if you look at still Bitcoin holding across the board Like let’s not forget the biggest Bitcoin uh holders uh in wallets that are 10,000 and plus in size still control a good chunk of the market, right? There’s still a third of the Bitcoin market. So like I never ever ever discount the reality of that um market structure that exists, which is if a third of the Bitcoin holders believe the four-year cycle is true and they act like the four-year cycle is true, well then it doesn’t really matter because they’re the they’re the price setters, right? because they control a third of the supply. And so I always have to have a little bit of room that these things can be self-fulfilling. Um but at the same time like it shouldn’t. Uh and the joke that I think now I’ve been having in my head is like you know we’re below year to date now right in 2025. And so as we near the end it’s possible that we’re going to have a red. And in some sense that breaks the four-year cycle because now we have a red and so it’s a three-year cycle.

AP: And that’d be crazy.

JP: A part of me thinks, man, maybe we do need this red right now so we could have the ability to unleash the super cycle for Bitcoin to come without ever having to talk about the 4ear cycle again. Because the last thing I want honestly is like have an up 5% year to 2025 where we close at like 98K or 99K or 100K and that counts as a green year. So, the next year everyone’s going to talk about, okay, this is the down year now and we have to live 2026 with this harrowing uh weight over your head that we’re actually going to have another down year. Uh, so maybe it’s just pulling the band-aid off at this point and saying, “Let’s get it over with.” And I I would be pretty happy about that.

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AP: There is an old saying, you know, uh it ain’t over till the fat lady sings. Still six weeks left in the year. Bitcoin’s done some crazy things in six weeks before. Is there a world where it could just kind of rip right back in everyone’s face and go to $140 or something? I mean, it’s absolutely possible. Anything can happen. And I think that’s the case we either have to hope for, which is that it either goes up a lot to make the year count or we just try to notch in a small loss here for the year so we can just wipe out the four-ear cycle alto together. So that overhang doesn’t exist forever anymore in 2026 and beyond. And so there is a little bit of uh like a question as to like the long-term PV of like what the right closing price for this year would be. But Bitcoin can do anything. Um but you know being realistic like what are the catalysts we can look forward to for that to happen? I I just don’t know if there is like a bunch of things that are short-term directionally positive relative to what I see as really serious problems in in in uh the global economy. Right? So, we’ve talked about the K-shaped economy. This is clearly a problem. Uh I I I think I think there’s lots of more bad things to come generally for the US economy where like we may have a liquidity crisis and it’s not even about a rate cut anymore whether it’s going to happen around December that obviously has also taken a hit. It’s like just general sense of unease everywhere like global conflict risks appear to be rising. If you’ve been following what’s going on in Japan relatively this uh weekend with China on the Sako Islands being contested again for territory, that piece of history, it may not be familiar to most in the West, but is essentially the catalyst for World War II in Asia. It’s what brings China, Taiwan, Japan, and Korea all into the waters for for a war. And I believe just last night um Japan sent some foreign dignitaries for appeasement and China came out and said they they did not accept it and they do not feel that it went in a positive direction. So they’re playing ball. I think China’s also playing this ball because they know they’re feeling a little bit cornered in this trade war with with with the US. So a lot of this is negotiating leverage dynamics. But these things take a long time to resolve itself. And if you’re telling me that’s going to be the overhang where people are going to be concerned about risk taking, then I think that takes precedence before a rate cut. It takes precedence before anything else where we can expect Bitcoin to to go to um you know 150k. I mean, the other real risk here is is Trump because if you believe the Trump um put and then the Trump call is the reason we move from 75 to 125, you may also have to underwrite the possibility that it’s going to unwind if Trump’s popularity continues to fall or if there’s continued fiasco in the halls of DC with other things that are affecting the ability to bring clarity to the legislative halls of crypto as an agenda. you you almost have to wonder if that risk has not been accounted for where then man are we going to test back to 75k to unwind all of the great momentum that we otherwise had. Uh so so I think it’s it’s it’s hard to know what that catalyst could be. It could happen. Anything can happen. Um but it usually has to be something so fantastic just like the fantastic downside of there being like a black swan event. And you know the question is like what’s a black swan event for Bitcoin upside? A black swan event for Bitcoin upside would be sovereign adoption. If there was for some reason all of a sudden news that a major major developed market OECD country was going to buy Bitcoin to balance sheet and actually do it. That’s the kind of news that I think could one day just you wake up and Bitcoin’s at 150. But it would have to be real. It couldn’t be this fake version that we lived with for about a year.

AP: Uh there’s a lot of fake stuff that happens in like if you think remember uh somebody hacked the SEC account about the ETF, right?

JP: Oh, do I remember?

AP: Like you mean there’s all these things that have happened over the years that if you said to somebody outside the industry like no dude, somebody literally hacked the SEC’s Twitter account and tweeted a fake approval. They’re like, what is going on over there in that corner of finance, right? Yeah. No, it’s unreal. It’s crazy.

JP: The other thing that maybe could help Bitcoin get some price action recovery is uh is some clarity on resolution on quantum. I know quantum is this weird boogeyman that people keep talking about the back, but again going back to this idea that like if the whales are selling, they’re selling for reasons that are probably just as likely to be improbable for their reasons of having bought in 2012 and 2011. So you have to just ascribe these tail events as the catalyst for how their behavior changes. So if there’s any any chance that that they’re worried about quantum and there’s some resolution to it that may come through it that could be the kind of thing that just stops at least the selling pressure because if you stop the selling pressure at least then you know the buying pressure is actually adding incremental more capital for price action. So it has to be on both sides. We need a demand curve reset function but we also need a supply side reset uh firm function as well. And over this weekend we saw some more news from a very famous cryptographer um Sorenson who came out and said it’s very possible that by 2028 that uh Bitcoin’s shore algorithm may may ultimately be compromised. Um and that’s much sooner than people anticipated. We’re talking about the next four years. And so those kinds of things I think still have like clouds over Bitcoin where like the cataclysmic tail risk uh has to be removed for then the supply shock to be gone.

AP: How do you underwrite that? Like the the quantum thing, right? Yeah. Um I always joke with people uh there’s no quantum computer. No one’s built one yet. That may be getting closer, but still don’t have one yet. Um there’s a lot of technology people have promised us. You know, where’s the flying car? Um this feels a little bit more like, hey, you know, there’s a lot of progress, a lot of research being done. Um do you worry about it? Do you underwrite it? Do you try to put a probability on it? Do you just say, hey, I’ll deal with it when it’s here? You know, how do you think through it?

JP: Yeah, I I mean I like to observe at least what’s the meta that is driving people’s interest in crypto and how they’re voting with their feet and their money and their wallets. And the incredible meteoric rise of Z-cash as we’ve observed it now for over 2 months latches onto some of these um conversational points about quantum resistance and the ability to navigate it better than Bitcoin. And so you kind of have to pay attention to one like what are the metas and where are the capitals flowing. And to me, the context of this quantum and privacy seem to be seem to matter quite a bit. And I think it’s made maybe a little exaggerated and worsened by the fact that there’s been a f fracture amongst the Bitcoin developer community. So, while you can’t underwrite, of course, the risk of quantum in the near future, what I could underwrite is the health of the Bitcoin developer community and whether the ship is sailing the right direction with the coalition building that they’re able to do with their constituents and get everybody on board and paint a positive uh story about the arc of technology and how Bitcoin is going to be advanced further. But, you know, that’s been pretty abysmal, too. Like, the things that you’re hearing amongst Bitcoin core developer community. um has has has been a source of frustration for many early Bitcoin investors too. Uh so I think maybe watching for a turn in that sentiment. I don’t know, maybe you have to run like a social intelligence analytics tool to see like the fear-greed-ometer of like Bitcoin dev community’s willingness to solve real technical problems. Um but that too I think is kind of at an all-time low. And if you talk to people who’s witnessed the block size war back in 2017, like they’ll make a lot of references to this has very similar parallels to the energy that eventually led to that chasm. And so if we’re going to anticipate a soft fork or a hard fork to come, then it’s almost hard to be excited about taking risk before any of those events unfold because most people actually just don’t want to deal with those kinds of raptures at that time.

AP: I mean, could you imagine uh these large financial institutions being like, “Wait, what? They’re going to fork it. They’re I’m going to get two coins. Do I keep it? Do I sell it? Do I hedge?

JP: Do I I’m kind of excited though, like the the the the masochist in me actually is potentially excited about something like that because, you know, I’ve always wondered and and thought like that’s when a firm like Bitwise can shine versus Black Rock. Mhm. like because we actually know at the core that these are living breathing technological assets that require servicing that we might have a different path of navigation than someone who has a different tolerance for risk appetite and and I’m just reminded back again with the block size war that in this corner of history Coinbase did not support Bitcoin Cash and Kraken did and that’s when a lot of people went to Kraken and went out of Coinbase. So as institutional as Coinbase was, they chose not to support it. People moved like it can happen. Uh I don’t think it’s likely that like the ETF paths will diverge like that. Um but these are the questions that then ask financial advisors to pick up their phone and call like, hey, what is this BIP 444? Can someone tell me about it? I don’t know. I think the chance of a crypto native asset manager adding value there is significant.

AP: All right, Larry. So it’s like a warrant dividend that I mean like that’s what’s going to happen, right? Is they’re going to have to figure it out. Yeah. Um, all right. Where can we send some people to find you on the internet or find more about your writing?

JP: Um, you can find me on X. My handle is DGT100011. And you can also find me on Substack as well, where I do my longer form writings.

AP: We’re uh we’re due for a Jeff piece soon, I think.

JP: Oh, it’s coming. I got a good one coming.

AP: You got one.

JP: It’s a bear market reflection from the heart in the works.

AP: God. All right. There we go. Little teaser for everybody. Thanks for doing it. We’ll do it again next week.

~~ end transcript ~~

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Bitcoin at the Crossroads: Why This Drawdown Might Actually Be Good News

Jeff Park breaks down the psychology behind Bitcoin's 30% drop and explains why a red year could unlock the next super cycle.

MAX VOL PODCAST

NOV 20

READ IN APP

Bitcoin investors are nervous.

Key Takeaways

4 Substack Bitcoin investors are nervous. The price has dropped from over $100,000 to the $90,000 range. Sentiment is in the toilet. And the question on everyone’s mind is simple: should we be worried? Jeff Park, Partner and Chief Investment Officer at Procap BTC, sat down with Anthony Pompliano to dissect what’s really happening in crypto markets. The conversation revealed something unexpected. This drawdown might be exactly what Bitcoin needs. Bitcoin has declined roughly 30% from recent highs, a drawdown that has occurred multiple times during previous bull markets.

The asset is showing greater resilience compared to other risk assets, which strengthens the case for institutional portfolio diversification. ETF flows remain net positive year - to - date, demonstrating institutional conviction despite short - term volatility. The halving - based four - year cycle may be fundamentally obsolete, though concentrated holders could keep it alive through self - fulfilling behavior. A negative year in 2025 could paradoxically be bullish long - term by permanently breaking cycle psychology and clearing the path for a true super cycle. Bitcoin can move $35,000 in either direction within weeks. Six weeks remain in the year. Anything is possible. Jeff traces the current market psychology back to a single event. October 10th was a massive liquidation that shook retail investors and raised questions about how institutional crypto markets actually function. The aftermath has been telling. Leveraged long positions on perpetual futures haven’t returned. Retail traders are sitting on the sidelines. And without that bid stepping in, shorts have more ammunition to push prices lower. Jeff emphasized that Bitcoin has shown more resilience in intraday price movements compared to other risk assets, suggesting it could remain indifferent to a potential AI bubble selloff in equities. If Palantir drops 40%, Bitcoin won’t necessarily follow. That matters for institutional adoption. Jeff made a critical distinction that every investor needs to understand. Bitcoin is not a value asset where you buy low and sell high.

It’s a buy high and sell higher asset that moves on momentum and trend signals. When Bitcoin broke through the $100,000 floor, technical traders anticipated a bear market trajectory. Now trading around $90,000, the market is in full panic mode. But anyone who has lived through previous cycles knows this is part of the passage. The key question is where the next marginal buyer emerges . And Jeff sees that coming from institutional capital, taking multi - year views rather than leveraged retail traders chasing quick gains . Despite negative headlines, year - to - date flows across Bitcoin ETFs show net inflows that demonstrate long - term diamond hands from institutional capital. These investors aren’t comparing Bitcoin to other cryptocurrencies. They’re weighing it against gold, Nvidia, Japanese government bonds, and other global macro allocations. The revelation that Harvard’s largest position is in Bitcoin sent shockwaves through the market. While the exact structure remains unclear, for a $55 billion endowment to list Bitcoin as its top holding demonstrates the depth and liquidity the market has achieved. Five years ago, this wouldn’t have been possible. Jeff argued the halving - based four - year cycle should logically be over. Marginal demand now comes from institutional channels that dwarf the supply shock from halvings. But here’s the twist. A third of Bitcoin holders still control wallets with 10,000 - plus coins, and if they believe the four - year cycle exists and act accordingly, they become the price setters. Self - fulfilling prophecies matter when concentrated holders control supply. Jeff offered a contrarian take. Maybe Bitcoin needs a red year in 2025. A small loss would break the four - year cycle permanently and remove the psychological overhang heading into 2026. Better to rip the bandaid off now than close at $99,000 and spend next year dreading the supposed down year. Jeff didn’t sugarcoat the macro environment. Liquidity concerns are mounting. Global conflict risks are rising, particularly around contested territory between Japan and China. And the Trump premium that drove Bitcoin from $75,000 to $125,000 could unwind if political momentum falters. A true upside black swan would be sovereign adoption by a major developed market OECD country, actually buying Bitcoin for their balance sheet . That’s the kind of news that could send Bitcoin much higher overnight . But it would have to be real, not the fake narratives the industry has cycled through before.

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IMPORTANT LEGAL INFORMATION

In connection with the Proposed Transactions (as defined herein) by and among ProCap BTC, LLC, a Delaware limited liability company (“ProCap BTC”), ProCap Financial, Inc., a Delaware corporation (“ProCap Financial”) and Columbus Circle Capital Corp I, a Cayman Islands exempt company (“BRR”), ProCap Financial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which became effective on November 8, 2025, which includes a preliminary proxy statement of BRR and a prospectus (the “Proxy Statement “) in connection with (i) the proposed Business Combination, to be effected subject to and in accordance with the terms of the Business Combination Agreement dated as of June 23, 2025 (as amended on July 28, 2025, and as may be further modified, amended or supplemented from time to time, the “Business Combination Agreement”), by and among ProCap BTC, ProCap Financial, BRR, Crius SPAC Merger Sub, Inc., a Delaware corporation, Crius Merger Sub, LLC, a Delaware limited liability company and Inflection Points Inc, d/b/a Professional Capital Management, a Delaware corporation (collectively with all of the related actions and transactions contemplated by such agreement, the “Business Combination”), (ii) a private placement of non-voting preferred units (“ProCap BTC Preferred Units”) of ProCap BTC to certain “qualified institutional buyers” as defined in Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), or institutional “accredited investors” (as defined in Rule 506 of Regulation D)(such investors, “qualifying institutional investors”) (the “Preferred Equity Investment”) pursuant to preferred equity subscription agreements, and (iii) commitments by qualifying institutional investors to purchase convertible notes (“Convertible Notes”) issuable in connection with the closing of the Proposed Transactions by ProCap Financial (the “Convertible Note Offering” and, together with the Preferred Equity Investment and the Business Combination, the “Proposed Transactions”) pursuant to convertible notes subscription agreements. The definitive proxy statement and other relevant documents will be mailed to shareholders of BRR as of the Record Date. BRR and/or ProCap Financial will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF BRR AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH BRR’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BRR, PROCAP BTC, PROCAP FINANCIAL AND THE PROPOSED TRANSACTIONS.

Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by BRR and ProCap Financial, without charge, once available, on the SEC’s website at www.sec.gov, or by directing a request to: Columbus Circle Capital Corp. I, 3 Columbus Circle, 24th Floor, New York, NY 10019; e-mail: IR@ColumbusCircleCap.com, or upon written request to ProCap Financial Inc. at 600 Lexington Ave., Floor 2, New York, NY 10022, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED TRANSACTIONS OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The offer and sale of the Convertible Notes to be issued by ProCap Financial pursuant to the Convertible Note Offering and the offer and sale of the ProCap BTC Preferred Units in the Preferred Equity Investment, in connection with the Proposed Transactions, has not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in Solicitation

BRR, ProCap BTC, ProCap Financial and their respective directors, executive officers, certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from BRR’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of BRR’s securities are, or will be, contained in BRR’s filings with the SEC, including the final prospectus for BRR’s initial public offering filed with the SEC on May 19, 2025 (the “IPO Prospectus”). Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of BRR’s shareholders in connection with the Proposed Transactions, including the names and interests of ProCap BTC’s and ProCap Financial’s respective directors or managers and executive officers is contained in the Registration Statement and the Proxy Statement/Prospectus. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of BRR, ProCap BTC or ProCap Financial, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving ProCap Financial, ProCap BTC, and BRR, including expectations, hopes, beliefs, intentions, plans , prospects, financial results or strategies regarding ProCap BTC, ProCap Financial, BRR and the Proposed Transactions, statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets that may be held by ProCap BTC and ProCap Financial and the value thereof, the price and volatility of bitcoin, bitcoin’s growing prominence as a digital asset and as the foundation of a new financial system, ProCap Financial’s listing on any securities exchange, the macro and political conditions surrounding bitcoin, the planned business strategy including ProCap Financial’s ability to develop a corporate architecture capable of supporting financial products built with and on bitcoin including native lending models, capital market instruments, and future innovations that will replace legacy financial tools with bitcoin-aligned alternatives, plans and use of proceeds, objectives of management for future operations of ProCap Financial, the upside potential and opportunity for investors, ProCap Financial’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of BRR’s public shareholders, and ProCap Financial’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of BRR’s securities; the risk that the Proposed Transactions may not be completed by BRR’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of BRR’s shareholders; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of the BRR’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of BRR or the shares of common stock, par value $0.001 per share, of ProCap Financial (“Pubco Common Stock”) to be listed in connection with the Proposed Transactions; the insufficiency of the third-party fairness opinion for the board of directors of BRR in determining whether or not to pursue the Proposed Transactions; the failure of ProCap Financial to obtain or maintain the listing of its securities on any securities exchange after the closing of the Proposed Transactions; risks associated with BRR, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to ProCap Financial’s anticipated operations and business, including the highly volatile nature of the price of bitcoin; the risk that ProCap Financial’s stock price will be highly correlated to the price of bitcoin and the price of bitcoin may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; asset security and risks associated with BRR, ProCap BTC and ProCap Financial’s ability to consummate the Proposed Transactions timely or at all, including in connection with potential regulatory delays or impediments, changes in bitcoin prices or for other reasons; risks related to increased competition in the industries in which ProCap Financial will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks related to the ability of ProCap BTC and ProCap Financial to execute their business plans; the risks that launching and growing ProCap Financial’s bitcoin treasury advisory and services in digital marketing and strategy could be difficult; challenges in implementing ProCap Financial’s business plan, due to operational challenges, significant competition and regulation; risks associated with the possibility of ProCap Financial being considered to be a “shell company” by any stock exchange on which ProCap Financial’s common stock will be listed or by the SEC, which may impact ProCap Financial’s ability to list Pubco Common Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, which could impact materially the time, cost and ability of ProCap Financial to raise capital after the closing of the Proposed Transactions; the outcome of any potential legal proceedings that may be instituted against ProCap Financial, ProCap BTC, BRR or others in connection with or following the announcement of the Proposed Transactions, and those risk factors discussed in documents that ProCap Financial and/or BRR filed, or that will be filed, with the SEC, including as set forth in the Registration Statement filed with the SEC in connection with the Proposed Transactions.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the IPO Prospectus, BRR’s Quarterly Reports on Form 10-Q and BRR’s Annual Reports on Form 10-K that will be filed by BRR from time to time, the Registration Statement that has been filed by ProCap Financial and BRR and the Proxy Statement/Prospectus contained therein, and other documents that have been or will be filed by BRR and ProCap Financial from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither BRR nor ProCap Financial presently know or that BRR and ProCap Financial currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and each of BRR, ProCap BTC, and ProCap Financial assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither BRR, ProCap BTC, nor ProCap Financial gives any assurance that any of BRR, ProCap BTC or ProCap Financial will achieve their respective expectations. The inclusion of any statement in this communication does not constitute an admission by BRR, ProCap BTC or ProCap Financial or any other person that the events or circumstances described in such statement are material.

MEDIA CONTACTS

press@procapfinancial.com

Dan Nash
IR@ColumbusCircleCap.com

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